Exhibit 4.20

AMENDMENT NO. 3 TO

AMENDED AND RESTATED PREFERRED STOCK RIGHTS AGREEMENT

This Amendment No. 3 (“Amendment No. 3”) to the Amended and Restated Preferred Stock Rights Agreement dated as of January 29, 2004 (the “Restated Agreement”), by and between SVB Financial Group (formerly known as “Silicon Valley Bancshares”), a Delaware corporation (the “Company”), and Wells Fargo Bank, N.A. (the “Rights Agent”), is entered into as of April 30, 2008 by and between the Company and the Rights Agent. Each capitalized term not defined herein shall have the meaning ascribed to such term in the Restated Agreement.

WHEREAS, on October 22, 1998, Silicon Valley Bancshares, a California corporation and predecessor in interest to the Company (“California Bancshares”), entered into the Preferred Shares Rights Agreement (the “Original Agreement”) with Norwest Bank Minnesota, N.A., predecessor in interest to the Rights Agent, and declared a dividend of one Preferred Share Purchase Right (a “California Bancshares Right”) for each share of California Bancshares Common Stock outstanding on November 9, 1998;

WHEREAS, on April 23, 1999, in connection with the Company’s reincorporation into Delaware, California Bancshares was merged with and into the Company pursuant to which California Bancshares ceased to exist and the Company continued to operate the business as the surviving corporation (the “Reincorporation”);

WHEREAS, upon the effectiveness of the Reincorporation, pursuant to the Original Agreement, all covenants and provisions of the Original Agreement by or for the benefit of California Bancshares bound and inured to the benefit of the Company, and, pursuant to the Plan and Agreement of Merger relating to the Reincorporation, the duties of California Bancshares under the Original Agreement became the duties of the Company;

WHEREAS, on November 6, 2003, the Board of Directors of the Company confirmed and ratified the assumption of the California Bancshares Rights and the Original Agreement upon the effectiveness of the Reincorporation;

WHEREAS, on November 6, 2003, the Board of Directors of the Company approved and adopted, and the Company and the Rights Agent executed, Amendment No. 1 to the Original Agreement to amend Section 1(a) of the Original Agreement to increase from 10% to 15% the minimum percentage of Common Shares then outstanding that any Person, who or which, together with all Affiliates and Associates of such Person, shall beneficially own to qualify as an Acquiring Person (as each capitalized term is defined in the Original Agreement, as amended);

WHEREAS, on January 29, 2004, the Board of Directors of the Company approved and adopted, and the Company and the Rights Agent executed, an Amended and Restated Rights Agreement (the “Restated Agreement”) to amend and restate the Original Agreement, as amended, to, among other things, update the Exercise Price of the Rights (as each capitalized term is defined in the Restated Agreement);

WHEREAS, as of August 2, 2004, the Company and the Rights Agent executed Amendment No. 1 to the Restated Agreement to, among other things, change the Final Expiration Date (as such term is defined in the Restated Agreement, as amended) from January 31, 2014 to January 31, 2008, and make certain conforming changes;

WHEREAS, as of January 29, 2008, the Company and the Rights Agent executed Amendment No. 2 to the Restated Agreement to, among other things, change the Final Expiration Date (as such term is defined in the Restated Agreement, as amended) from January 31, 2008 to January 31, 2014, and make certain conforming changes;

WHEREAS, pursuant to Section 27 of the Restated Agreement, the parties hereto wish to amend and restate selected sections of the Restated Agreement as set forth herein.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereby agree as follows:

1. Section 7(b) of the Restated Agreement is hereby amended and restated to read in its entirety as follows:

“(b)	The Exercise Price for each one-thousandth (0.001) of a Preferred Share issuable pursuant to the exercise of a Right shall be $175.00 as of the date of this Amended and Restated Preferred Stock Rights Agreement, subject to adjustment from time to time after the date hereof as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.”

2. The first sentence of the first paragraph beneath the legend in the Form of Rights Certificate attached as Exhibit B to the Restated Agreement is hereby amended and restated to read in its entirety as follows:

“This certifies that                         , or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Amended and Restated Preferred Stock Rights Agreement dated as of January 29, 2004, (as may be amended from time to time, the “Rights Agreement”), between SVB Financial Group (formerly known as “Silicon Valley Bancshares”), a Delaware corporation (the “Company”), and Wells Fargo Bank Minnesota, N.A. (the “Rights Agent”), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to 5:00 P.M., New York time, on January 31, 2014, at the office of the Rights Agent designated for such purpose, or at the office of its successor as Rights Agent, one one-thousandth (0.001) of a fully paid and non-assessable share of Series A Participating Preferred Stock, par value $0.001 per share (the “Preferred Shares”), of the Company, at an Exercise Price of $175.00 per one-thousandth (0.001) of a Preferred Share (the “Exercise Price”), upon presentation and surrender of this Rights Certificate with the Form of Election to Purchase and related Certificate duly executed.”

3. The paragraph set forth opposite the Section entitled “Preferred Stock Purchasable Upon Exercise of Rights” of Exhibit C to the Restated Agreement is hereby amended and restated to read in its entirety as follows:

“After the Distribution Date, each Right will entitle the holder to purchase for $175.00 (the “Exercise Price”), a fraction of a share of the Company’s Preferred Stock with economic terms similar to that of one share of the Company’s Common Stock.”

4. This Amendment No. 3 to the Restated Agreement shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

5. This Amendment No. 3 to the Restated Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

6. Except as amended by this Amendment No. 3 to the Restated Agreement, the terms and conditions of the Restated Agreement shall remain unchanged, and the Restated Agreement shall remain in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 3 to the Amended and Restated Preferred Stock Rights Agreement to be duly executed and delivered as of the day and year first written above.

SVB FINANCIAL GROUP

By:	/s/ KENNETH P. WILCOX
Name: Kenneth P. Wilcox
Title: President and Chief Executive Officer

WELLS FARGO BANK, N.A.

By:	/s/ PATTI A. BOYD
Name: Patti A. Boyd
Title: Officer

[Signature Page to Amendment No. 3 to Amended and Restated Preferred Stock Rights Agreement]